EXHIBIT 11


                       UNITED SHIPPING & TECHNOLOGY, INC.
                    COMPUTATION OF NET LOSS PER COMMON SHARE

                                                        For the Year Ended June 30,
                                                            1999            1998
                                                        -----------     -----------
Weighted average number of issued shares outstanding      6,881,764       4,977,469

Shares outstanding used to compute net loss per share     6,881,764       4,977,469
                                                        ===========     ===========

Net Loss                                                $(2,894,479)    $(1,901,130)
                                                        ===========     ===========

Net Loss Per Common Share, basic and diluted                 ($0.42)         ($0.38)
                                                        ===========     ===========